[Virtus Letterhead]

January 21, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:        Brick Barrientos, Division of Investment Management

Re:	Virtus Opportunities Trust File Nos. 033-65137 and 811-07455 Post-Effective Amendment No. 35

Dear Mr. Barrientos:

Thank you for your telephonic comments on January 4, 2010 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Where a comment is indicated to apply to more than one fund or all funds, our response is provided for all funds, as applicable, unless otherwise noted. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on January 31, 2010.

Comment 1.    Virtus AlphaSector Allocation Fund, page 1. Please revise Fees and Expenses table so that current footnote (a) appears as narrative disclosure following the tables. This comment applies to all funds.

Response 1.    As we noted in our conversation with Mr. Barrientos, Instruction 2(a)(i) to Item 3 of Form N-1A expressly permits a fund to include an explanation of the sales charges in a footnote to the table. Based on this instruction, we have left this disclosure as a footnote to the table, but have moved it so that it appears following the second table rather than between the two tables.

Comment 2.    Virtus AlphaSector Allocation Fund, page 1. Please replace footnote (b) to the Fees and Expenses table with disclosure as permitted by Instruction 3(f)(vii). This comment also applies to Virtus AlphaSector Rotation Fund and Virtus Alternatives Diversifier Fund.

Response 2.    We believe that our current disclosure is fully compliant with the referenced instruction; therefore, we have not made any changes in response to this comment.

Comment 3.    Virtus AlphaSector Allocation Fund, page 1. In the narrative under the heading “Example,” please remove the sentence “The calculations use the combined net operating expenses of the fund and the weighted average of the total operating expenses of the underlying mutual fund and exchange-traded funds.” This statement is not required by Item 3, and therefore is not permitted to be included in the summary section. This comment also applies to Virtus AlphaSector Rotation Fund and Virtus Alternatives Diversifier Fund.

Response 3.    We have made the requested change for each of the named funds.

Securities and Exchange Commission

January 21, 2010

Comment 4.    Virtus AlphaSector Allocation Fund, page 1. Regarding the Example tables, please revise to use the format and terms used in Item 3, substituting “redeemed” and “not redeemed” for “sold” and “held.” This comment applies to all funds.

Response 4.    Instruction 1(b) to Item 3 expressly permits a fund to “modify the narrative explanations if the explanation contains comparable information to that shown.” We believe that our presentation of this Example is comparable to that contained in Item 3, and in fact, is more concise as presented. Therefore we have not made any changes in response to this comment.

Comment 5.    Virtus AlphaSector Allocation Fund, page 1. Under the heading “Portfolio Turnover,” please remove the sentence “The fund does not pay transaction costs when it buys and sells shares of the underlying mutual fund.” This statement is not required by Item 3, and therefore is not permitted to be included in the summary section.

Response 5.    We have made the requested change.

Comment 6.    Virtus AlphaSector Allocation Fund, page 1. Please provide fully populated Fees and Expenses tables and Example tables. The requested information may be provided via email. This comment applies to all funds.

Response 6.    We have provided fully populated Fees and Expenses tables and Example tables for all of the funds to Mr. Barrientos via email on January 14, 2010.

Comment 7.    Virtus AlphaSector Allocation Fund page 1. Under the heading “Principal Investment Strategies,” please revise disclosure to discuss the sectors represented by the nine Select Sector SPDR ETFs.

Response 7.    We have added the following to the referenced disclosure: “The primary sectors of the S&P 500 Index represented by the Select Sector SPDR ETFs are: consumer discretionary, consumer staples, energy, financials, healthcare, industrials, materials, technology, and utilities.”

Comment 8.    Virtus AlphaSector Allocation Fund, page 1. Under the heading “Principal Investment Strategies,” please revise disclosure to include a description of the Virtus Bond Fund’s credit strategy, including whether it is permitted to invests in junk bonds.

Response 8.    We have added the following sentence to end of the referenced disclosure: “The Virtus Bond Fund invests in a diversified portfolio of primarily intermediate, high quality bonds; however, it may also invest in high-yield, high-risk fixed income securities (junk bonds).”

Comment 9.    Virtus AlphaSector Allocation Fund, page 1. Please remove the cross-reference statement: “Please see “More Information About Investment Objectives and Principal Investment Strategies” in the fund’s prospectus for more information.” This statement is not required by Item 3, and therefore is not permitted to be included in the summary section. Alternatively, this statement would be permitted only if it were hyper-linked to the cross-referenced disclosure. This comment applies to all funds.

Response 9.    We have made the requested change for all funds.

Comment 10.    Virtus AlphaSector Allocation Fund, page 2. If the fund’s principal investment strategies permit investment in small- and mid-cap companies, please add small- and mid-cap risk disclosure to the “Equity Securities Risk” disclosure.

Response 10.    We have added small- and mid-cap risk disclosure to the Equity Securities Risk disclosure.

Securities and Exchange Commission

January 21, 2010

Comment 11.    Virtus AlphaSector Allocation Fund, page 2. Under the sub-heading “Industry/Sector Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable industries/sectors and the associated risks.

Response 11.    We have revised the Industry/Sector Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in the various sectors represented by the ETFs in which the fund invests.

Comment 12.    Virtus AlphaSector Allocation Fund, page 3. Please revise Average Annual Total Return table so that current footnote (1) appears as narrative disclosure following the table. This comment applies to all funds.

Response 12.    We have made the requested change for all funds.

Comment 13.    Virtus AlphaSector Allocation Fund, page 3. Please revise Average Annual Total Return table so that current footnote (2) and (3) appear as narrative disclosure preceding the table. Please further revise section to provide information required by Instruction 2(b) to Item 4. This comment applies to all funds that include one or more additional benchmarks in the performance tables.

Response 13.    For Virtus AlphaSector Allocation Fund, we have revised footnotes (2) and (3) to appear as narrative disclosure following the table, as we have done in response to Comment 12. This disclosure provides descriptive information about the two additional benchmarks, similar to that provided for the S&P 500 Index, which we moved and reformatted as requested. (See Comment 12 and response.) We believe that the information required by Instruction 2(b) to Item 4 currently appears in the second paragraph of the introductory narrative under “Performance Information,” where we state: “The table shows how the fund’s average annual returns compare to those of two broad-based securities market indexes and a composite benchmark that reflects the target allocation of the fund.” We have made similar adjustments for each of the funds that includes one or more additional benchmarks in the performance tables.

Comment 14.    Virtus AlphaSector Allocation Fund, page 3. Please revise Average Annual Return table to remove the italicized statement regarding the indexes not being available for direct investment, which appears following the three footnotes. This statement is not required by Item 3, and therefore is not permitted to be included in the summary section. This comment applies to all funds.

Response 14.    We have made the requested change for all funds.

Comment 15.    Virtus AlphaSector Allocation Fund, page 4. Under the heading “Taxes,” please revise disclosure to clarify that under tax deferred arrangements taxes are still payable, but on a deferred basis. This comment applies to all funds.

Response 15.    We have added the following statement to the referenced disclosure: “Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

Comment 16.    Virtus AlphaSector Allocation Fund, page 4. Please revise the section heading “Financial Intermediary Compensation” to reflect the proscribed disclosure under Item 8. This comment applies to all funds.

Response 16.    We have made the requested change for all funds.

Securities and Exchange Commission

January 21, 2010

Comment 17.    Virtus AlphaSector Rotation Fund, page 5. In your response letter, please describe the relevance of the term “Rotation” in the fund’s name.

Response 17.    The Virtus AlphaSector Rotation Fund is named for the index it is designed to track: the AlphaSector Rotation Index, a public index published by NASDAQ. As stated in the fund’s principal investment strategies, the Index may invest in the nine Select Sector SPDR ETFs, representing the primary sectors of the S&P 500 Index, plus an ETF representing short-term U.S. Treasuries. The Index and the fund each has the flexibility to be invested in any combination of the nine sector ETFs, a combination of sector ETFs and short-term U.S. Treasuries, or 100% in short-term U.S. Treasuries, so in effect may “rotate” in or out of these options at each monthly rebalance.

Comment 18.    Virtus AlphaSector Rotation Fund, page 5. Under the heading “Principal Investment Strategies,” please revise disclosure to discuss the sectors represented by the nine Select Sector SPDR ETFs.

Response 18.    We have added the following to the referenced disclosure: “The primary sectors of the S&P 500 Index represented by the Select Sector SPDR ETFs are: consumer discretionary, consumer staples, energy, financials, healthcare, industrials, materials, technology, and utilities.”

Comment 19.    Virtus AlphaSector Rotation Fund, page 6. If the fund’s principal investment strategies permit investment in small- and mid-cap companies, please add small- and mid-cap risk disclosure to the “Equity Securities Risk” disclosure.

Response 19.    We have added small- and mid-cap risk disclosure to the Equity Securities Risk disclosure.

Comment 20.    Virtus AlphaSector Rotation Fund, page 6. Under the sub-heading “Industry/Sector Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable industries/sectors and the associated risks.

Response 20.    We have revised the Industry/Sector Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in the various sectors represented by the ETFs in which the fund invests.

Comment 21.    Virtus Alternatives Diversifier Fund, page 10. Since reference to the following practices and/or types of securities do not appear in the fund’s “Principal Investment Strategies,” please reconsider whether the following are, in fact, principal risks of the fund: Borrowing Risk, Commodity Risk, Credit Risk, Derivatives Risk, High Yield-High Risk Fixed Income Securities Risk, Master Limited Partnerships Risk, Preferred Stock Risk, Short Sales Risk, and Unrated Fixed Income Securities Risk.

Response 21.    While not specifically principal investment strategies of the Virtus Alternatives Diversifier Fund, each of the listed risks is considered a principal risk of one or more of the underlying affiliated mutual funds in which the fund invests. Historically, and at the previous request of SEC Staff, we have included this exhaustive list of principal risks. We note that this referenced list is introduced by a statement clearly indicating that these risks are attributable to the underlying funds in which the fund invests. Therefore, we have made no changes in response to this comment.

Securities and Exchange Commission

January 21, 2010

Comment 22.    Virtus Bond Fund, page 16. Under the heading “Purchase and Sale of Fund Shares,” please remove the Note stating that Class B Shares are no longer available for purchase, except under certain circumstances. This statement is not disclosure required by Item 6, and therefore is not permitted to be included in the summary section. Information regarding the availability of shares may be included elsewhere in the fund’s statutory prospectus. This comment applies to all funds that have included the referenced Note.

Response 22.    Since Class B Shares have not been closed or liquidated, and continue to be available under certain limited circumstances, we are required to provide certain disclosure (fees/expenses, performance, etc.) for Class B Shares. Based on the inclusion of such disclosure in the summary section and/or Summary Prospectus, an average investor would likely infer that Class B Shares continue to be available for purchase. We believe that without the referenced notation that Class B Shares are no longer available for purchase, an investor could become unnecessarily confused by the inclusion of the required information about Class B Shares. General Instruction C.1(d) to Form N-1A states: The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variance in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A. We believe that our inclusion of the referenced notation falls within the intent of the flexibility granted by the above General Instruction and is important to avoid unnecessary shareholder confusion Accordingly, we have made no changes in response to this comment.

Comment 23.    Virtus CA Tax-Exempt Bond Fund, page 18. Under the sub-heading “Geographic Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable geographic location(s) and the associated risks.

Response 23.    We have revised the Geographic Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in securities of California issuers.

Comment 24.    Virtus Global Infrastructure Fund, page 25. Under the heading “Principal Investment Strategies,” please revise disclosure to indicate that the fund concentrates in infrastructure companies.

Response 24.    We have made the requested change.

Comment 25.    Virtus Global Infrastructure Fund, page 25. Under the heading “Principal Investment Strategies,” please revise disclosure to more fully describe the global nature of the fund.

Response 25.    We have added the following to the referenced disclosure: “At December 31, the fund was invested in issuers representing approximately 14 different countries.”

Comment 26.    Virtus Global Infrastructure Fund, page 25. Under the heading “Principal Investment Strategies,” please revise disclosure to indicate the market cap strategy and credit strategy for the 20% of assets that may be invested in non-infrastructure issuers.

Response 26.    We have made the requested changes.

Comment 27.    Virtus Global Infrastructure Fund, page 26. Under the sub-heading “Master Limited Partnership Risk” in the section “Principal Risks,” please reconsider whether this is, in fact, a principal risk of the fund.

Response 27.    While the fund does not currently hold any MLPs, the fund may hold them if a particular MLP were to meet the subadviser’s investment criteria. Therefore, we have made no changes in response to this comment.

Securities and Exchange Commission

January 21, 2010

Comment 28.    Virtus Global Opportunities Fund, page 29. Under the heading “Principal Investment Strategies,” please revise disclosure to more fully describe the global nature of the fund.

Response 28.    We have added the following to the second paragraph under the referenced heading: “At December 31, 2009, the fund was invested in issuers representing approximately 14 different countries.”

Comment 29.    Virtus Global Real Estate Securities Fund, page 34. Under the sub-heading “Geographic Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable geographic locations and the associated risks.

Response 29.    We have revised the Geographic Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in particular geographic locations.

Comment 30.    Virtus Global Real Estate Securities Fund, page 34. Under the sub-heading “Industry/Sector Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable industries/sectors and the associated risks.

Response 30.    We have revised the Industry/Sector Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in real estate securities.

Comment 31.    Virtus Greater Asia ex Japan Opportunities Fund, page 36. Under the heading “Principal Investment Strategies,” please define the term “equity-linked securities.”

Response 31.    We have added the following to the referenced disclosure: “Equity-linked securities are hybrid debt securities whose return is connected to an underlying equity, usually a stock.”

Comment 32.    Virtus Greater Asia ex Japan Opportunities Fund, page 36. Under the heading “Principal Investment Strategies,” please revise disclosure to describe what is meant by the term “located” as used in the phrase “located in Asia (excluding Japan)” and describe how such determination makes the issuers similar.

Response 32.    We have added the following to the referenced disclosure: “In determining “location” of an issuer, the subadviser primarily relies on the country where the issuer is incorporated. However, the country of risk is ultimately determined based on analysis of the following criteria: actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.”

Comment 33.    Virtus Greater Asia ex Japan Opportunities Fund, page 37. Under the sub-heading “Geographic Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable geographic locations and the associated risks.

Response 33.    We have revised the Geographic Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in Asian securities.

Comment 34.    Virtus Greater European Opportunities Fund, page 39. Under the heading “Principal Investment Strategies,” please define the term “equity-linked securities.”

Response 34.    We have added the following to the referenced disclosure: “Equity-linked securities are hybrid debt securities whose return is connected to an underlying equity, usually a stock.”

Securities and Exchange Commission

January 21, 2010

Comment 35.    Virtus Greater European Fund, page 39. Under the heading “Principal Investment Strategies,” please revise disclosure to describe what is meant by the term “located” as used in the phrase “located in Europe” and describe how such determination makes the issuers similar.

Response 35.    We have added the following to the referenced disclosure: “In determining “location” of an issuer, the subadviser primarily relies on the country where the issuer is incorporated. However, the country of risk is ultimately determined based on analysis of the following criteria: actual building address (domicile), primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.”

Comment 36.    Virtus Greater European Opportunities Fund, page 40 Under the sub-heading “Geographic Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable geographic locations and the associated risks.

Response 36.    We have revised the Geographic Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in European securities.

Comment 37.    Virtus High Yield Fund, page 42. Under the heading “Principal Investment Strategies,” please define what is meant by the term “high yield.”

Response 37.    We have added the following to the referenced disclosure: “High-yield, fixed income securities are those that are rated below investment grade.”

Comment 38.    Virtus High Yield Fund, page 42. Under the heading “Principal Investment Strategies,” please revise disclosure to include a description of the fund’s maturity strategy.

Response 38.    We have added the following to the referenced disclosure: “The subadviser attempts to maintain the duration of the fund at a level similar to that of its style benchmark, the Barclay’s Capital High Yield 2% Issuer Cap Index.”

Comment 39.    Virtus High Yield Fund, page 43. Under the sub-heading “Industry/Sector Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable industries/sectors and the associated risks.

Response 39.    We have revised the Industry/Sector Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in the various industries and sectors of the fixed income market.

Comment 40.    Virtus International Real Estate Securities Fund, page 47. Under the sub-heading “Geographic Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable geographic locations and the associated risks.

Response 40.    We have revised the Geographic Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in particular geographic locations.

Comment 41.    Virtus International Real Estate Securities Fund, page 47. Under the sub-heading “Industry/Sector Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable industries/sectors and the associated risks.

Response 41.    We have revised the Industry/Sector Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in real estate securities.

Securities and Exchange Commission

January 21, 2010

Comment 42.    Virtus Market Neutral Fund, page 51. If the fund’s principal investment strategies permit investment in small- and mid-cap companies, please add small- and mid-cap risk disclosure to the “Equity Securities Risk” disclosure.

Response 42.    We have added small- and mid-cap risk disclosure to the Equity Securities Risk disclosure.

Comment 43.    Virtus Multi-Sector Fixed Income Fund, page 54. Please describe in your response letter how the disclosure under the heading “Principal Investment Strategies,” which states that the fund “seeks to generate high current income and total return,” aligns with the fund’s investment objective “to maximize current income while preserving capital.”

Response 43.    We have corrected the referenced “Principal Investment Strategies” disclosure to read: “The fund seeks to generate high current income and total return while preserving capital by applying extensive credit research…”

Comment 44.    Virtus Real Estate Securities Fund, page 63. Under the sub-heading “Industry/Sector Concentration Risk” in the section “Principal Risks,” please revise disclosure to more specifically describe the applicable industries/sectors and the associated risks.

Response 44.    We have revised the Industry/Sector Concentration Risk disclosure to better describe the risks of the fund concentrating its assets in real estate securities.

Comment 45.    Virtus Senior Floating Rate Fund, page 66. Under the heading “Principal Investment Strategies,” please clarify what is meant by the phrase “higher quality, non-investment grade,” perhaps by specifying credit quality strategy. The staff believes the phrase as stated is potentially misleading.

Response 45.    We have revised the referenced disclosure to read: “The fund offers the potential for attractive total return and income by investing primarily in non-investment grade bank loans with a focus on higher quality companies with rating tier.”

Comment 46.    Virtus Multi-Sector Short Term Bond Fund, page 87. In the fifth paragraph under the heading “Principal Investment Strategies,” please include the duration of the fund’s benchmark.

Response 46.    We have added the following to the end of the referenced disclosure: “As of December 31, 2009, the modified adjusted duration of the fund’s benchmark, the BofA Merrill Lynch 1-2.99 Year Medium Quality Corporate Bonds Index was 1.77 years.”

Comment 47.    Under the subheading “Portfolio Management” beginning on page 101, please revise portfolio manager biographical information to provide more specific employment history, such as titles at the advisory firms, for at least five years.

Response 47.    We have revised the referenced disclosure as requested. [

Comment 48.    Under the subheading “Portfolio Management” on page 104, please revise portfolio manager biographical information for Mr. Benkendorf to clarify the reference to “European Equity Strategy.”

Response 48.    We have clarified the referenced disclosure as requested.

Securities and Exchange Commission

January 21, 2010

Comment 49.    Under the heading “Financial Highlights” beginning on page 127, please provide the financial highlights tables.

Response 49.    As we discussed with Mr. Barrientos in our conversation, it is our intention to file the financial highlights tables in our amendment filing under Rule 485(b) immediately upon effectiveness of Post-Effective Amendment No.35, which is the subject of this comment response letter, and that the requested information appears in the Trust’s Form N-CSR, as filed on December 7, 2009. Mr. Barrientos indicated that he would review the requested information as included in the Trust’s Form N-CSR.

Comment 50.    In the disclosure under the heading “Disclosure of Fund Holdings” beginning on page 40 of the Statement of Additional Information (“SAI”), please revise to include lag time for disclosure where not currently indicated.

Response 50.    We have revised the referenced disclosure as requested.

Comment 51.    Under the subheading “Compensation” in the section “Management of the Trust” on page 74 of the SAI, please provide fully populated compensation table. The requested information may be provided via email.

Response 51.    We have provided a fully populated compensation table to Mr. Barrientos via email on January 14, 2010.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746, Jennifer Fromm at (860) 263-4790 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood Jennifer Fromm